Exhibit 99.65

January 17, 2017

Lithium Americas Announces US$174 Million Strategic Investment by Ganfeng Lithium

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) is pleased to announce it has signed an investment agreement (the “Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to the Investment Agreement, Ganfeng has agreed to financing terms in an aggregate amount of US$174 million in exchange for 19.9% of the outstanding common shares of Lithium Americas pro-forma (the “Private Placement”); the right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz project (the “Offtake Entitlement”); and a US$125 million project debt facility (the “Project Debt Facility”).

Transaction Highlights

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Private Placement: Ganfeng has agreed to purchase, by way of a private placement, 75,000,000 common shares at a price of C$0.85 per common share for gross proceeds of C$64 million (US$49 million). Following the close of the Private Placement, Ganfeng will own approximately 19.9% of the Company’s issued and outstanding shares;

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Project Debt Facility: Ganfeng and the Company have agreed to terms by which Ganfeng will provide to Lithium Americas a US$125 million Project Debt Facility to be used for the funding of Lithium Americas’ share of Cauchari-Olaroz construction costs. The Project Debt Facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

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Offtake Entitlement: Ganfeng and the Company have agreed to terms for an Offtake Entitlement in favour of Ganfeng for the purchase of up to 70% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices; and

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Investor Rights: Ganfeng will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

Tom Hodgson, CEO of Lithium Americas, commented: “We are delighted to welcome Ganfeng as a partner and as our largest shareholder. We have long believed that the right partnerships bring important benefits to the Cauchari-Olaroz project, the local communities in Jujuy, and to our shareholders. With this investment from Ganfeng we are now ready with our JV partner, SQM, to begin construction of the Cauchari-Olaroz lithium project.”

Li Liang Bin, Chairman and President of Ganfeng, commented: “Ganfeng is pleased to be involved in a project that we believe will be one of the world’s largest and lowest cost lithium projects. This investment is fully in line with our resource development strategy. We also look forward to working with Lithium Americas on further collaboration in the lithium industry.”

The Ganfeng group is the largest integrated lithium producer in in China, with a total capacity of around 30,000 tonnes per annum of LCE. Ganfeng’s products include lithium metal, lithium hydroxide, lithium carbonate, lithium fluoride, and lithium chloride. In Australia, Ganfeng owns a 43.1% interest in the Mount Marion lithium spodumene project with Mineral Resources Ltd. (43.1%) and Neometals Ltd. (13.8%).

Ganfeng was founded in 2000 and trades on the Shenzhen Stock Exchange (SHE: 002460), with a market capitalization of approximately US$3 billion.

Private Placement

Ganfeng has agreed to purchase, by way of a private placement, 75,000,000 common shares of the Company at a price of C$0.85 per common share for gross proceeds of C$64 million (US$49 million). The transaction will be divided into two tranches, with an initial equity installment to be completed within ten business days of the date of the Investment Agreement in which Ganfeng will purchase 11,250,000 common shares (C$9.6 million), and with the balance to be issued on, and subject to the terms and conditions of, the full transaction closing.

Following the close of the Private Placement, Ganfeng will own approximately 19.9% of the Company’s issued and outstanding common shares. The common shares issued under the Private Placement will be subject to a four month hold period from the closing date. The proceeds of the Private Placement will be used to further advance the Company’s Cauchari-Olaroz lithium project and for general corporate and working capital purposes.

Provided that Ganfeng holds not less than 15% of the Company, Ganfeng will also have the following rights:

•	the right to add a nominee to Lithium Americas’ board of directors; and

•	anti-dilution rights allowing it to maintain its equity ownership interest in Lithium Americas at 19.9% until March 31, 2019.

Project Debt Facility

The parties have also agreed to terms by which Ganfeng will provide Lithium Americas the Project Debt Facility of up to US$125 million, with security over 70% of Lithium Americas’ interest in the Cauchari-Olaroz project, which will be used to fund a portion of the Cauchari-Olaroz construction costs.

The Project Debt Facility has a six-year term, and will carry an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. The facility will become available from the transaction close date and funds will be released to Lithium Americas in instalments to cover Lithium Americas’ capital development contributions on the Cauchari-Olaroz project. The terms contemplate that during project construction and commissioning, there will be no repayments of principal, and Lithium Americas is entitled to refinance the loan without penalty at any time after the first year. Ganfeng’s 70% Offtake Entitlement is conditional on satisfying all funding installments under the Project Debt Facility.

Offtake Entitlement

As disclosed in Lithium Americas’ press release dated November 3, 2016, Lithium Americas’ and Sociedad Química y Minera de Chile S.A. (“SQM”) are proceeding with development planning for 50,000 tonnes per annum of lithium carbonate production from the Cauchari-Olaroz project, to be built in two stages, with initial work modelling a first stage of production of 25,000 tonnes per annum of lithium carbonate (“Stage I”) on a two-year construction and commissioning timeline. As part of the Investment Agreement, the parties have agreed to terms of the Offtake Entitlement whereby Ganfeng has the right to acquire 70% of Lithium Americas’ share of Stage I production from Cauchari-Olaroz for a period of 20 years following the commencement of commercial production.

In addition, Ganfeng has agreed to work with Lithium Americas on any future financings needed to fund Lithium Americas’ share of a second stage of the Cauchari-Olaroz project. Subject to the parties agreeing to an acceptable financing proposal, Ganfeng would receive the first right to purchase a portion of production from the second stage of production from Cauchari-Olaroz.

Pricing and payment terms of the Offtake Entitlement will be the same as that applicable to SQM for its purchase of lithium carbonate production from the Cauchari-Olaroz project, which is required to be equivalent to market prices and terms.

Transaction Details & Timing

The Investment Agreement and the terms of the transactions contemplated thereunder has received requisite Board approvals. Completion of the initial equity instalment is subject to approval of the Toronto Stock Exchange (the “TSX”). Completion of the balance of the transaction closing is subject to regulatory approvals of both Ganfeng and Lithium Americas, including approval of TSX, completion of definitive agreements for the Offtake Entitlement and Project Debt Facility, as well as other conditions. Closing is expected to occur on or about March 31, 2017.

Conference Call

Lithium Americas will host a conference call for analysts and investors on Wednesday, January 18, 2017 at 10:30 a.m. ET, followed by a question-and-answer session.

To access the call, please dial:

North America (toll-free):	1-888-231-8191
International:	1-647-427-7450

A telephone replay of the call will be available from 1:00 p.m. ET on January 18, 2017 until 11:59 p.m. ET on February 8, 2017. To access the call replay, please dial:

North America (toll-free):	1-855-859-2056; passcode 55674444
International:	1-416-849-0833; passcode 55674444

A transcript of the conference call will also be available at www.lithiumamericas.com.

About Lithium Americas

Lithium Americas, together with its joint venture partner SQM, is developing the Cauchari-Olaroz Lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820 Email:

ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes: (i) the timing and completion of the Investment Agreement transaction; and (ii) the ability of the parties to settle definitive agreements for the Offtake Entitlement and the Project Debt Facility in accordance with the terms agreed to in the Investment Agreement; and (iii) timing, completion and results of development studies on the Cauchari-Olaroz Project. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.